FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	February	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Executive Amends Automatic Securities Disposition Plans	1

Document 1

February 1, 2008

RIM Executive Amends Automatic Securities Disposition Plans

Waterloo, ON – Research In Motion Limited ("RIM" or the "Company") (Nasdaq: RIMM; TSX: RIM) today announced that Mike Lazaridis, RIM's President and Co-Chief Executive Officer, has effected certain amendments to his pre-existing automatic securities disposition plans ("ASDPs"). As disclosed on November 23, 2007, Mr. Lazaridis' established ASDPs to provide for the donation of up to Cdn$75 million of common shares of RIM by Mr. Lazaridis (or companies controlled by Mr. Lazaridis) to certain charitable organizations and educational or research institutions, as well as the sale of up to Cdn$100 million of common shares of RIM over a minimum 14-month term (maximum 18-month) of the ASDPs. U.S. and Canadian securities legislation permit insiders of a company to establish ASDPs to sell, donate or otherwise transfer shares in the future (including upon exercise of stock options) on an automatic basis.

The amendments to Mr. Lazaridis' ASDPs replace certain stock options that were to be exercised under Mr. Lazaridis' ASDP with other stock options that will expire on April 2, 2008 if not exercised, and make certain changes in the allocation of donations and sales between Mr. Lazaridis and a company controlled by Mr. Lazaridis. The aggregate dollar amount of donations and sales and the duration of the ASDPs will remain substantially unchanged.

The amendments to Mr. Lazaridis' ASDPs were pre-cleared by the Compensation Committee of RIM's Board of Directors in accordance with RIM's Insider Trading Policy. Dispositions by Mr. Lazaridis under the ASDPs will be reported in accordance with applicable Canadian securities laws (RIM's insiders are exempt from filing insider reports under U.S. securities laws) and on Forms 144 filed with the Securities and Exchange Commission if Mr. Lazaridis sells such securities on the Nasdaq Stock Market. Each such filing will bear a notation to advise readers that the dispositions relate to an ASDP.

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Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

The RIM and Research In Motion families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited and are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	February 04, 2008	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Accounting Officer